Exhibit 8.1

Qilian International Holding Group Limited

Subsidiaries of the Registrant

Name	Jurisdiction of Incorporation or Organization
Qilian International (Hong Kong) Holdings Limited	Hong Kong

Qilian International Trade (Chengdu) Co., Ltd.	People’s Republic of China

VIE and its subsidiaries

Name	Jurisdiction of Incorporation or Organization
Gansu Qilianshan Pharmaceutical Co., Ltd.	People’s Republic of China

Chengdu Qilianshan Biotechnology Co., Ltd.	People’s Republic of China

Qilian Shan International Trade (Hainan) Co., Ltd.	People’s Republic of China

Jiuquan Ahan Biotechnology Co., Ltd.	People’s Republic of China

Moshangfa (Gansu) Fertilizer Industry Co., Ltd.	People’s Republic of China

Tibet Cangmen Trading Co., Ltd.	People’s Republic of China

Tibet Samen Trading Co., Ltd.	People’s Republic of China

Rugao Tianlu Animal Products Co., Ltd.	People’s Republic of China

Chongqing Chengfu Biological Technology Co., Ltd.	People’s Republic of China